UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AMG Pantheon Fund, LLC

(Name of Issuer)

AMG Pantheon Fund, LLC

(Name of Person(s) Filing Statement)

Class 1 Units

(Title of Class of Securities)

001700137

(CUSIP Number of class of securities)

Class 2 Units

(Title of Class of Securities)

001700111

(CUSIP Number of class of securities)

Class 3 Units

(Title of Class of Securities)

001700129

(CUSIP Number of class of securities)

Class 4 Units

(Title of Class of Securities)

001700103

(CUSIP Number of class of securities)

Class 5 Units

(Title of Class of Securities)

001700202

(CUSIP Number of class of securities)

Mark J. Duggan

c/o AMG Pantheon Fund, LLC

AMG Funds LLC

One Stamford Plaza

263 Tresser Boulevard, Suite 949

Stamford, Connecticut 06901

(877) 355-1566

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Gregory C. Davis

Ropes & Gray LLP

Three Embarcadero Center

San Francisco, CA 94111-4006

March 22, 2021

(Date Tender Offer First Published, Sent or Given to Security Holders)

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$9,856,325 (a)	$0.00 (b)

(a)

Calculated as the aggregate maximum purchase price for units of beneficial interest, based upon the estimated net asset value per Class 1 Unit, the estimated net asset value per Class 2 Unit, the estimated net asset value per Class 3 Unit, the estimated net asset value per Class 4 Unit, and the estimated net asset value per Class 5 Unit as of January 31, 2021.

(b)

AMG Pantheon Fund, LLC (the “Issuer”) is a feeder fund in a master-feeder structure, whereby the Issuer invests substantially all of its assets in AMG Pantheon Master Fund, LLC (the “Master Fund”). Units of beneficial interest repurchased by the Issuer through this tender offer may have corresponding units of beneficial interest repurchased by the Master Fund through a corresponding tender offer. The Master Fund pays tender offer registration fees for its corresponding tender offer, which is subject to Rule 13e-4. The Issuer avails itself of the SEC staff’s no-action relief applicable to master-feeder structures for fees on shares offered for repurchase in corresponding tender offers. See Ironwood Multi-Strategy Fund LLC and Ironwood Institutional Multi-Strategy Fund LLC, SEC No-Action Letter (pub. avail. April 19, 2017).

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid:	Filing Parties:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

SCHEDULE TO

This Final Amendment relates to the Tender Offer Statement on Schedule TO (the “Statement”) originally filed by AMG Pantheon Fund, LLC (the “Fund”) on March 22, 2021 relating to the tender offer (the “Offer”) by the Fund to repurchase up to 597,583 of its outstanding units of beneficial interest (the “Units”), Class 1 Units (formerly Brokerage Class Units), Class 2 Units (formerly Advisory Class Units), Class 3 Units (formerly Institutional Class Units), Class 4 Units (formerly Institutional Plus Class Units), and Class 5 Units, at a price per Unit equal to the net asset value per Unit of the applicable Class of Units (that is, with respect to each class of Units, the value of the total assets of such class minus its total liabilities, divided by the total number of outstanding Units of such class) effective as of June 30, 2021 on the terms and subject to the conditions set forth in the Offer to Repurchase filed as Exhibit (a)(1)(ii) to the Statement (the “Offer to Repurchase”).

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

1.	The Offer expired at 11:59 p.m., Eastern Time, on April 19, 2021.

2.	45,500 Units were validly tendered and not withdrawn prior to the expiration of the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AMG PANTHEON FUND, LLC

By:	/s/ Thomas Disbrow
Name:	Thomas Disbrow
Title:	Treasurer

Dated: July 9, 2021